December 16, 2009

Via EDGAR

U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C.  20549

Attn:     Ms. Patricia Page Williams
Division of Investment Management

Re:       Monteagle Funds
Pre-Effective Amendment No. 1
Registration Statement on Form N-14
File No. 333-163118

Dear Ms. Williams:

The purpose of this letter is to:

(1) advise that Monteagle Funds (the “Trust” or “Registrant”) is filing Pre-Effective Amendment No. 1 (“PEA#1”) to its Registration Statement on Form N-14;

(2) respond to comments provided with respect to the Trust’s Registration Statement on Form N-14 as filed November 13, 2009 (the “N-14”); and

(3) request that the Registration Statement on Form N-14 be declared effective.

In light of such, as previously stated by Registrant, Registrant is aware of its obligations under the Securities Act of 1933 and acknowledges that:

•Registrant is responsible for the adequacy and accuracy of the disclosure in Registrant's filings;

•Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Monteagle Funds N-14 Pre-Effective Amendment No. 1
Securities and Exchange Commission
December 16, 2009

Response to comments

With respect to the comments on the N-14 that apply to various portions of the N-14 and, in one instance, the proxy card, these “global” comments are identified and corrections or modifications to the statements apply to each portion of the N-14 subject to the comment.  With respect to the comments requesting that Registrant supplementally advise with respect to a particular matter, Registrant’s response is included in this letter.

Comment 1 – It was suggested that the answer to the question “What are the differences between the Current Growth Fund and the New Growth Fund?” in the “Questions and Answers to the Monteagle Funds Reorganization” document be rewritten to answer the question.  The answer has been rewritten to include an answer to the question; and, the portion referring a reader to the prospectus/proxy statement has been removed.

Comment 2 – It was noted that there was no separate proposal calling for a vote approving the Subadviser or a Subadvisory Agreement.  This is a global comment applicable to various parts of the disclosure document, the notice of meeting and the proxy card.  Registrant has separated the topic from the proposal seeking approval of the Plan of reorganization, with a statement that this proposal is contingent on/dependent on shareholder approval of the Plan of Reorganization; and has presented it in a separate proposal through-out.

Comment 3 – It was noted that the description of Davis Hamilton Jackson & Assoc. (“DHJA” or the “Subadviser”) on page 4 did not include detail concerning the portfolio managers and the Subadviser like the disclosures in the prospectus.  In response to this comment Registrant has expanded the disclosure to include the detail from the Monteagle Quality Growth Fund prospectus.

Comment 4 – It was noted that the discussion, on page 7 of the prospectus/proxy statement, in the paragraph beginning with “Comparison: The Current …,” first sentence, contains an adjective that may not accurately characterize the comparison.  In response to this comment the words “substantially similar” has been changed to “similar.”

Comment 5 – It was noted that the discussion, on page 7 of the prospectus/proxy statement, in the paragraph beginning with “Comparison: The Current …,” third sentence, fourth line, may not accurately characterize the comparison.  In response to this comment the word “primarily” has been replaced with “invests at least 80% of its assets in.”

Comment 6 – It was noted that DHJA has been and will be the investment subadviser/ manager of the New Fund; and that Registrant will use the New Fund’s historical performance as managed by DHJA.  With respect to the capitalization table on page 16 of the prospectus/proxy statement you requested that Registrant supplementally provide the staff with a NAST analysis.  It is my understanding that the “NAST analysis” is the analysis described in footnote one to Nuveen Flagship Multistate Trust I, et al. (pub. Avail. July 10, 1998):

Monteagle Funds N-14 Pre-Effective Amendment No. 1
Securities and Exchange Commission
December 16, 2009

In NAST, the staff stated that, in determining whether a new fund resulting from a reorganization may use the historical performance of one of several predecessor funds, the attributes of the new fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new fund.  (Emphasis Supplied)

In light of the quoted language and in response to your request we are providing the following.

In this reorganization, there is no “new” fund.  Acquiring/surviving fund is an existing fund.  The differences in objectives and strategies of the funds are described on pages 8 and 9 of the prospectus/proxy statement.  The acquiring fund’s investment adviser will not change.  The only changes to the acquiring fund are the increase in assets and factors to be monitored to insure the tax free nature of the reorganization is protected.  The net assets of the two funds over that last five years are set forth below.  These are not large funds; and the size difference has been decreasing over time.  Registrant believes the difference in asset levels is minor and that the critical consideration is how the acquiring fund has been and will be managed.  Registrant does not believe it is appropriate to rely on the performance history of a dissolved portfolio – performance history of an investment adviser no longer involved.  As a consequence, Registrant has determined that it is best use the performance history of the acquiring fund.

	Acquired Fund Large Cap Growth	Aquiring Fund Quality Growth	Pro Forma Acquiring Fund after reorganization
Investment Adviser (since 2005)	Northstar Capital Management	DHJA	DHJA

Net Assets (millions) 8/31/09	15.59	11.19	26.78
8/31/08	22.75	14.20
8/31/07	28.97	14.87
8/31/06	28.73	19.07
8/31/05	31.36	19.28

Comment 7 – With respect to the discussion of “Federal Income Taxes” on page 15 of the prospectus/proxy statement you requested that Registrant expand the discussion to address the potential limitation on use of capital loss carry forwards.  In response to this comment, the potential limitation has been added to the discussion.

Comment 8 – With respect to the discussion of “Taxes” on page 18 of the prospectus/proxy statement you requested that Registrant expand the discussion to address whether the portfolio securities of the acquired fund will be sold prior to the reorganization; and, if so, discuss cost, expenses and tax impact of such sales.  In response to this comment, even though we do not anticipate the sale of the Acquired Fund’s portfolio securities prior to the Reorganization, treatment has been added to the discussion.

Monteagle Funds N-14 Pre-Effective Amendment No. 1
Securities and Exchange Commission
December 16, 2009

Comment 9 – It was noted that the discussion, on page 19 of the prospectus/proxy statement, in the first paragraph under the heading “INFORMATION ABOUT THE MONTEAGLE FUNDS,” third sentence, fourth line, states that “prospectuses” have been filed with the Securities and Exchange Commission but does not say that one of the prospectuses, the acquiring fund’s “prospectus,” is being provided along with the prospectus/proxy statement.  In response to this comment, the paragraph has been modified to state that the acquiring fund’s “prospectus” is being provided along with the prospectus/proxy statement.

Comment 10 – It was noted that Part C, Item 12 described the tax opinion as “Form of Opinion” as opposed to “Opinion” and it was suggested that an undertaking to file the final/signed tax opinion be added to Part C.  As we discussed, the tax opinion filed with the N-14 was the final/signed opinion and Part C has been revised to reflect that the opinion has been filed.

Comment 11 -- With respect to the “Comparison of Annual Operating Expenses” on page 3 of the prospectus/proxy statement it was noted that Registrant used “Combined Fund” as opposed to the surviving fund to label the column and that the pro forma column is not identified as such.  It was pointed out that this is a global comment.  In response to this comment all presentations of pro forma numbers have been reviewed and corrected as necessary to make sure columns are properly labeled.

Comment 12A -- With respect to pro forma financial statements in the Statement of additional Information (“SAI”) it was noted that there is no introductory paragraph providing a brief description (1) of the pro forma statements; (2) of the reorganization transaction; and (3) of what the pro forma statement shows.  In response to this comment, an introductory paragraph has been added to the financial statements.

Comment 12B – With respect to the Statement of Assets and Liabilities, it was noted that there was a pro forma adjustment and that there was no footnote related to the adjustment.  In addition, you requested that we supplementally advise the staff as to why there is an adjustment – particularly since the fund’s investment adviser is paying the cost of the reorganization.  Mr. Lutter’s notes refer to a $421,000 adjustment.  There is no such adjustment; however, there is a $4,121 adjustment.  In response to this comment, we have added a footnote note to the Statement of Assets and Liabilities.  The $4,121 adjustment represents an overdraft balance for the Large Cap Growth Fund (the acquired fund).  The $4,121 adjustment is to net the overdraft with the sweep balance of the Quality Growth Fund (the acquiring fund) in order to eliminate the overdraft once the funds are combined.

Comment 12C -- It was noted that notes to the financial statements should but did not included an “estimates” note; and we were referred to ASC 275-10-05-06.  In response to this comment the contemplated footnote has been added to the financial statements.

Monteagle Funds N-14 Pre-Effective Amendment No. 1
Securities and Exchange Commission
December 16, 2009

Request that Registration Statement on Form N-14 be Declared Effective

Attached to this correspondence is a letter from Registrant and its principal underwriter.  Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”) Registrant and its principal underwriter are submitting a request for acceleration of the effective date of the Registration Statement on Form N-14.  The date upon which it is desired that the registration statement shall become effective is Thursday, December 17, 2009.  In making this request Registrant and the principal underwriter are confirming that they are aware of their obligations under the Act.

Closing

If you have any questions, comments, or desire further information, contact me at any time at the number set forth above or Trust counsel, Charles W. Lutter, Jr. (“Chuck”), at (210) 496-5438.

Sincerely,

MONTEAGLE FUNDS

Paul B. Ordonio
325-669-8023

December 16, 2009

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Memorial Funds (the "Trust")
              File Nos. 333-41461; 811-08529

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form N-14 (File No. 333-41461) so that such Registration Statement (Pre-Effective Amendment No. 1 was filed on December 16, 2009) may be declared effective on Thursday December 17, 2009. promulgated under the Securities Act of 1933.

The Trust hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Paul Ordonio (325-669-8023) or David Ganley (866-779-9700).

Sincerely,
MONTEAGLE FUNDS	MATRIX CAPITAL GROUP

Paul B. Ordonio	David Ganley